Filed Pursuant to Rule 433

Registration No. 333-234390

Republic Services, Inc.

Pricing Term Sheet

August 11, 2020

1.450% Notes due 2031

Issuer:	Republic Services, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (stable) / BBB (stable)

Trade Date:	August 11, 2020

Settlement Date**:	August 20, 2020 (T+7)

Principal Amount:	$650,000,000

Maturity Date:	February 15, 2031

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-24+ and 0.650%

Spread to Benchmark Treasury:	T + 85 basis points

Yield to Maturity:	1.500%

Price to Public:	99.517% of the principal amount

Coupon (Interest Rate):	1.450%

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2021

Underwriting Discount:	0.650%

Make-Whole Call:	Prior to November 15, 2030 (three months before the maturity date), T + 15 basis points

Par Call:	On or after November 15, 2030 (three months before the maturity date)

CUSIP/ISIN:	760759 AX8 / US760759AX86

Joint Book-Running Managers:

BofA Securities, Inc.

Barclays Capital Inc.

J.P. Morgan Securities LLC

Truist Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Intesa Sanpaolo S.p.A. RBC Capital Markets, LLC Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The issuer expects to deliver the notes against payment for them on or about August 20, 2020, which will be the 7th business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at (800) 294-1322 or dg.prospectus_requests@bofa.com, Barclays Capital Inc. at (888) 603-5847, J.P. Morgan Securities LLC at (212) 834-4533 or Truist Securities, Inc at (800) 685-4786.

This pricing term sheet supplements the preliminary prospectus supplement issued by Republic Services, Inc. on August 11, 2020 relating to its Prospectus dated October 31, 2019.